April 17, 2026

John Belizaire
Chief Executive Officer
Soluna Holdings, Inc
325 Washington Ave Extension
Albany, New York 12205

        Re: Soluna Holdings, Inc
            Registration Statement on Form S-3
            Filed April 15, 2026
            File No. 333-295051
Dear John Belizaire:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lulu Cheng at 202-551-3811 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:    Daniel Forman